December 28, 2021

Ms. Laura Crotty

Mr. Dillon Hagius

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NW

Washington, DC 20549

Re:	Electromedical Technologies, Inc.
Registration Statement on Form S-1 Filed December 21, 2021
File No. 333-261802
Your Correspondence dated December 28, 2021

Dear Ms. Crotty and Mr. Hagius:

The following responses are submitted to the Commission’s December 28, 2021 comments concerning our Form S-1 filing.

Registration Statement on Form S-1

Cover Page

1. As you are not eligible to incorporate your future filings by reference because you are a penny stock, please remove the statement that your subsequently filed periodic and current reports are incorporated by reference into the prospectus. See General Instruction VII.D to Form S-1.

Response: The Company will amend its registration statement to remove statements that it will incorporate by reference subsequently filed periodic and current reports

2. Please confirm that you have executed a binding purchase agreement with White Lion LLC and revise the filing accordingly. While you disclose on this page and throughout the filing that the Purchase Notices with White Lion LLC will be "irrevocable," it is not clear if the underlying agreement is executed and binding.

Response: The Company will amend its registration statement to include a disclosure that its common stock purchase agreement and registration rights agreement with White Lion are executed and binding.

Exhibit Index, page 120

3. The majority of the hyperlinked exhibits starting at exhibit 10.5 do not appear to correctly track the exhibits listed in the exhibit index. Please revise. Most critically, please ensure that you have properly

16561 N. 92nd St · Suite D101 · Scottsdale, AZ 85260 · Voice: (888)-880-7888 · Fax: 480-452-1518

December 28, 2021

Ms. Laura Crotty

Mr. Dillon Hagius

filed the Common Stock Purchase and Registration Rights Agreements with White Lion Capital LLC as exhibits. These Agreements are currently listed as having been filed as exhibits 10.21 and 10.22, but the hyperlinks do not correspond to these exhibits, nor does it appear that that you filed the Agreements elsewhere.

Response: The Company will amend its registration statement to correct any hyperlinks to exhibits. The Company previously filed the common stock purchase agreement and registration rights agreement with White Lion as exhibits to its Form 10-Q for the quarter ended September 30, 2021. The Company will re-submit each as exhibits to its amended filing.

Very truly yours,

By:	/s/ Matthew Wolfson
Chief Executive Officer
Chief Financial Officer

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